SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)
CABELTEL INTERNATIONAL CORPORATION

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
12681Y-10-6

(CUSIP Number)
R. Neil Crouch
1800 Valley View Lane, Suite 300
Dallas, Texas 75234
214-750-5800
214-361-0964 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 18, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box ☐.
NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting persons’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12681Y-10-6

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (entities only) Basic Capital Management, Inc., FEI No. 75-2332719

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-0- %

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	12681Y-10-6

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (entities only) International Health Products, Inc., FEI No. 75-2302531

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.

	7	SOLE VOTING POWER

NUMBER OF		9,970

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,970

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,970

WITH	10	SHARED DISPOSITIVE POWER

		9,970

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,970

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.51%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	12681Y-10-6

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (entities only) TacCo Financial, Inc., FEI No. 75-2442090

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		228,726

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		228,726

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

385,610

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.81%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	12681Y-10-6

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (entities only) JRG Investment Co., Inc., FEI No. 75-2383811

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		156,886

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		156,886

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

156,884

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.11%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	12681Y-10-6

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (entities only) Gene E. Phillips

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC/PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

950,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	12681Y-10-6

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (entities only) Syntek West, Inc., FEI No. 75-1836450

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

950,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	12681Y-10-6

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (entities only) URC Energy LLC, FEI No. 20-5796583

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		950,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		950,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

950,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Item 1. Security and Issuer
     This Amendment No. 11 to Statement on Schedule 13D (this “Amendment No. 11”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of CabelTel International Corporation, a Nevada corporation (the “Company” or the “Issuer” or “GBR”), and amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 10 to Statement on Schedule 13D (collectively the “Amended Statement”) filed by the “Reporting Persons” described below. The principal executive offices of the Issuer are located at 1755 Wittington Place, Suite 340, Dallas, Texas 75234. The CUSIP number of the Shares is 12681Y-10-6. The Shares are currently listed and traded on the American Stock Exchange LLC.
     This Amendment No. 11 is being filed to reflect the completion of the acquisition of 950,000 Shares by one of the Reporting Persons pursuant to a Securities Purchase Agreement effective October 19, 2007 among the Issuer and certain of the Reporting Persons. See Items 3 and 5 below.
Item 2. Identity and Background
     Item 2 of the Amended Statement is further amended by restating the first portion of such item as follows:
     (a)-(c) and (f). This Amendment No. 11 is being filed on behalf of Basic Capital Management, Inc., a Nevada corporation (“BCM”), International Health Products, Inc., a Nevada corporation (“IHPI”), TacCo Financial, Inc. (formerly Institutional Capital Corporation), a Nevada corporation (“TFI”), JRG Investment Co., Inc., a Nevada corporation (“JRGIC”), which became a wholly-owned subsidiary of TFI effective for tax and accounting purposes at July 31, 2004. URC Energy LLC, a Nevada limited liability company (“URCELLC”) and its sole member Syntek West, Inc., a Nevada corporation (“SWI”) 100% owned by Gene E. Phillips, an individual. All of BCM, IHPI, TFI, JRGIC, URCELLC, SWI and Gene E. Phillips are collectively referred to as the “Reporting Persons.” The Reporting Persons may be deemed to constitute a “Person” within the meaning of Section 13d of the Securities Exchange Act of 1934, as amended. BCM is beneficially owned by a trust established for the benefit of the children of Gene E. Phillips (the “May Trust”) who, although he is not an officer or director of BCM, continues to have substantial contact with the management of BCM and has a significant influence on matters as a representative of the May Trust. IHPI is owned by a separate trust established for the benefit of the wife and children of Gene E. Phillips (the “Martin Trust”). IHPI is managed by R Neil Crouch II who also manages other private entities owned by Mr. Phillips or his family trusts. Mr. Crouch consults on a regular basis with Mr. Phillips regarding investments in marketable securities by IHPI. In the past, IHPI has generally made such investments with funds borrowed from BCM. TFI’s day-to-day operations are managed by the same personnel who manage IHPI’s day-to-day operations and other private companies owned by Gene E. Phillips or his family trusts. TFI has generally made such investments with funds borrowed from BCM. Each of TFI and JRG has its principal executive offices located at 555 Republic Drive, Suite 490, Plano, Texas 75074. IHPI has its principal office at 1755 Wittington Place, Dallas, Texas 75234.
     URCELLC’s sole and managing member is SWI which is 100% owned by Gene E. Phillips. The directors and executive officers of SWI are Gene E. Phillips, Director, Chairman, President and Chief Executive Officer and R. Neil Crouch II, Director, Vice President, Treasurer and Secretary. The principal executive offices are URCELLC, 1800 Valley View Lane, Suite 300, Dallas, Texas 75234 and SWI, 1755 Wittington Place, Suite 340, Dallas, Texas 75234.

Item 3. Source and Amount of Funds or Other Consideration
     On March 6, 2008, URC Energy LLC paid to the Issuer the sum of $2,850,000 in cash pursuant to the consummation of the transaction covered by that certain Securities Purchase Agreement effective as of October 19, 2007 (executed November 16, 2007) between the Company and URC Energy LLC (the “Purchase Agreement”). Such Purchase Agreement received approval from the holders of more than a majority of the outstanding shares of Common Stock on November 5, 2007 pursuant to a written consent ratifying and approving the issuance by the Company of 950,000 Shares of Common Stock at a purchase price of $3 per share ($2,850,000) to URCELLC. Following that stockholder approval, the Issuer prepared and distributed to its stockholders and on February 8, 2008 a Schedule 14C Information Statement pursuant to Section 14(c) under the Securities Exchange Act of 1934 (the “Exchange Act”). Although URCELLC paid to the Company the sum of $2,850,000 in cash which it received from its parent SWI on March 6, 2008, certificates representing the 950,000 Shares were not issued and delivered to URCELLC until March 18, 2008 following the approval on March 12, 2008 by the American Stock Exchange LLC of an Additional Listing Application submitted by the Company on March 3, 2008. The funds provided by SWI came from SWI’s working capital sources and no portion of such funds represents the proceeds of any loan from any financial institution.
Item 4. Purpose of Transaction
     Each of the Reporting Persons which continue to own the Shares described in Item 5 below hold such Shares to continue an investment position in the Company. URCELLC entered into the arrangements to purchase such 950,000 Shares of Common Stock as an investment, and also to assist the Company by providing an increase to its equity to allow the Company to continue compliance with the requirements of the American Stock Exchange LLC. The Reporting Persons have no present plans or proposals which would result in the Reporting Persons seeking to acquire the entire equity interest in the Issuer. Except as set forth herein, the Reporting Persons have no present plans or proposals which relate to or would result in:
     (a) The acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer, except that the Reporting Persons may, if the appropriate opportunity exists, acquire additional securities of the Issuer or to the extent no restrictions upon the Reporting Persons exist, to possibly dispose of any portion or all of their respective securities of the Issuer presently owned; or
     (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; or
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or
     (d) A change in the present Board of Directors or Management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; however, by virtue of the collective percentage ownership in excess of 69% of the outstanding shares, the Reporting Persons will be able to elect all directors of the Company under the Company’s current procedure of the annual election of the Board of Directors by a plurality of the votes cast in person or proxy in the election of directors; or

     (e) Any material change in the present capitalization or dividend policy of the Issuer; or
     (f) Any other material change in the Issuer’s business or corporate structure; or
     (g) Any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, except that the Reporting Persons may support a potential change of the name of the Issuer which would require an amendment to the Issuer’s charter and as the Reporting Persons in the aggregate currently own in excess of a majority of the number of shares of outstanding of the Company, such item itself will impede the acquisition of control of the Issuer by any other person unless supported by the Reporting Persons; or
     (h) Causing a class of securities of the Issuer to be delisted from a National Securities Exchange or to cease to be authorized to be quoted in an inter-deliver quotation system of a register national securities association; or
     (i) A class of equity of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
     (j) Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
     (a) According to the latest information available as of March 18, 2008, the total number of issued and outstanding Shares is believed to be 1,936,939 Shares, and each of the Reporting Persons own and hold directly the following Shares as of March 18, 2008:

	No. of Shares	Approximate
Name	Owned Directly	Percent of Class
BCM	-0-	0.00%
IHPI	9,970	0.51%
TFI*	228,726	11.81%
JRGIC	156,884	8.11%
Gene E. Phillips	-0-	0.00%
URCELLC	950,000	49.05%
SWI	-0-	0.00%

	1,345,580	69.41%

*	TFI also holds exercisable rights under a Stock Option Agreement dated December 16, 2003 covering the right to purchase 40,000 Shares at $2.60 per Share.
     Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of IHPI may be deemed to beneficially own the Shares held directly by IHPI; each of the directors of TFI (and JRGIC) may be deemed to beneficially own the Shares held directly by TFI and JRGIC; each of the directors of SWI may be deemed to beneficially own any Shares held by URCELLC and SWI; and Gene E. Phillips may be deemed to beneficially own any Shares held by SWI and URCELLC. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of class, as well as the relationship, are set forth in the following table as of March 18, 2008:

Name of Director or		No. of Shares	Approximate
Manager	Entity	Beneficially Owned	Percentof Class
Ryan T. Phillips	BCM	-0-	0.00%
Mickey Ned Phillips	BCM	-0-	0.00%
R. Neil Crouch II	IHPI, SWI and URCELLC	959,970	49.56%
J.T. Tackett	TFI and JRGIC	385,610	19.91%
E. Wayne Starr	TFI and JRGIC	385,610	19.91%
Gene E. Phillips	SWI and URCELLC	950,000	49.05%

Total Shares beneficially owned by Reporting Persons and individuals listed above:		1,345,580	69.41%

     (b) Each of the directors of IHPI share voting and dispositive power over the 9,970 Shares held directly by IHPI. Each of the directors of TFI share voting and dispositive power over the 228,726 Shares held directly by TFI. Each of the directors of JRGIC share voting and dispositive power over the 156,886 Shares held by JRGIC. Each of the directors of SWI share voting and dispositive power over the 950,000 Shares held directly by URCELLC.
     (c) During the sixty calendar days ended March 18, 2008, except for the acquisition of 950,000 Shares by URCELLC described in Item 3 above and Item 6 below, the Reporting Persons and their executive officers and directors did not engage in any transaction in the Shares or any other equity interest derivative thereof.
     (d) No person other than the Reporting Persons or members of their respective Boards of Directors is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares of GBR held by any of the Reporting Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 6 of the Amended Statement is hereby further amended by adding the following at the end of current Item 6 in place of the last paragraph thereof.
     On March 3, 2008, the American Stock Exchange LLC accepted (and approved on March 12, 2008) an Additional Listing Application covering 950,000 Shares of Common Stock of the Issuer being issued to URCELLC pursuant to the consummation of the Purchase Agreement covering the purchase by URCELLC of 950,000 Shares of Common Stock and the Issuer at a price of $3 per share, subject to approval of the current stockholders of the Issuer in accordance with the applicable requirements of Nevada law (accomplished by written consent of the holders of a majority of shares on November 5, 2007), the Securities Exchange Commission (the Issuer ultimately distributed an Information Statement on Schedule 14C on February 8, 2008) and the American Stock Exchange LLC (approval of the Additional Listing Application on March 12, 2008 constituted the final approval)

which funds in the amount of $2,850,000 were paid on March 6, 2007 by URCELLC to the Issuer. Physical certificates were delivered to URCELLC by the Issuer on March 18, 2008.
     The Issuer, SWI, Gene E. Phillips and others are parties to a Recission Agreement dated June 1, 2006 which covered recission of a prior transaction and other matters. Pursuant to such Recission Agreement, among other items, the Issuer covenanted that subject to its compliance with all applicable American Stock Exchange rules and federal securities laws, it would in the future change its name to a name that does not include the word “Cable” or “Cabel.” As of March 18, 2008, that covenant has not yet been fulfilled. The Issuer in the future should seek to change its name to satisfy such covenant and, although no express commitment exists with respect thereto, it is likely that SWI, Gene E. Phillips and the other Reporting Persons will support a change of the name of the Issuer.
     Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships, legal or otherwise, with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
     None.

SIGNATURES
     After reasonable inquiry and to the best of the respective knowledge or belief, the undersigned certify that the information set forth in this Amendment No. 11 to Schedule 13D is true, complete and correct.
     Dated: March 19, 2008

BASIC CAPITAL MANAGEMENT, INC.		INTERNATIONAL HEALTH PRODUCTS, INC.

By:	/s/ Louis J. Corna	By:	/s/ R. Neil Crouch

	Louis J. Corna, Executive Vice President and Secretary		R. Neil Crouch II, President and Treasurer

TACCO FINANCIAL, INC.		JRG INVESTMENT CO., INC.

By:	/s/ R. Neil Crouch	By:	/s/ R. Neil Crouch

	R. Neil Crouch II, Secretary		R. Neil Crouch II, Vice President and Secretary

URC ENERGY LLC

By:	/s/ R. Neil Crouch	/s/ Gene E. Phillips

	R. Neil Crouch II, Vice President		Gene E. Phillips

SYNTEK WEST, INC.

By:	/s/ R. Neil Crouch

R. Neil Crouch II, Vice President, Secretary and Treasurer